EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trans World Entertainment Corporation:

We consent to incorporation by reference in the registration statements No. 333-194933 on Form S-1 and Nos. 33-40399, 33-51094, 33-51516, 33-59319, 333-75231, 333-81685, 333-101532, and 333-128210 on Form S-8 of our reports dated April 17, 2014, with respect to the consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of February 1, 2014, and February 2, 2013, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 1, 2014, and the effectiveness of internal control over financial reporting as of February 1, 2014, which reports appear in the Annual Report on Form 10-K of Trans World Entertainment Corporation and subsidiaries for the fiscal year ended February 1, 2014.

/s/ KPMG LLP

Albany, New York
April 17, 2014